Investor Contacts: Gerald Tucciarone
Chief Financial Officer
631/434-1600 extension 306


            HAUPPAUGE DIGITAL REPORTS FISCAL 2004 SECOND QUARTER AND
                          SIX MONTH FINANCIAL RESULTS
  ---------------------------------------------------------------------------

Net sales increases approximately 21% and 19% for quarter and six month period. Net income, including the cost of arbitration and litigation charges, increases approximately 109% and 68% for the quarter and six month period
--------------------------------------------------------------------------------
-------------------------------------------------------------
HAUPPAUGE, NY - May 13, 2004 - Hauppauge Digital, Inc. (NASDAQ: HAUP), a leading developer of digital video TV and data broadcast receiver products for personal computers, today reported financial results for the fiscal second quarter and six month period ended March 31, 2004.

SECOND  QUARTER  RESULTS
Net sales were $16.8 million for the second quarter compared to $13.9 million for the previous year's second quarter, an increase of approximately 21%. Increases in OEM and retail sales of our WinTV-PVR products, European digital TV receiver products, the increase in sales of retail TV tuners for laptop computers plus the increase in the Euro exchange rate were the primary forces responsible for the sales increase.

Gross profit percentage increased to 29.34% for the second quarter, compared with a gross profit percentage of 24.21% for the previous year's second quarter. Product cost reductions, a favorable sales mix of higher gross margin products and the increase in the Euro exchange rate were mainly responsible for the increases.

Selling, General and Administrative costs increased by $499,297. The strengthening of the value of the Euro to the U.S. dollar was responsible for $190,677 of the increase, while increases in sales related promotional and marketing programs plus increased legal and consulting costs contributed to the remaining increase in SGA expenses. Spending for research and development decreased $3,861, mainly due to lower contracted third party software development costs.

Net income for the quarter increased approximately 109% over last year's second quarter to $544,390 from $260,515. Net income per share was $0.06 on a basic and diluted basis compared to net income per share of $0.03 on a basic and diluted basis for the prior year's second quarter. The results for the quarter include $706,250 in arbitration and litigation charges, which reduced net income per share by $0.07 on a basic and diluted basis.

SIX MONTH RESULTS
Net sales were $35.0 million for the six month period ended March 31, 2004 compared to $29.4 million for the previous year, an increase of approximately 19%. Increases in OEM and retail sales of our WinTV-PVR products, the introduction of the MediaMVP, European digital TV receiver products, the increase in sales of retail TV tuners for laptop computers and the increase in the Euro exchange rate were primary forces responsible for the sales increases.

Gross profit percentage increased to 27.15% for the six month period, compared with a gross profit percentage of 24.76% for the previous year. Product cost reductions, a favorable sales mix of higher gross margin products and the increase in the Euro exchange rate were mainly responsible for the increases.

Selling, General and Administrative costs increased by $913,611. The strengthening of the value of the Euro to the U.S. dollar was responsible for $401,834 of the increase, while increases in sales related promotional and marketing programs plus increased legal and consulting costs contributed to the remaining increase in SGA expenses. Spending for research and development decreased $86,660, mainly due to lower contracted third party software development costs and lower compensation costs.

Net income for the six month period increased approximately 68% over last year to $1,537,250 from $916,987. Basic net income per share was $0.17 and diluted net income per share was $0.16, compared to net income per share of $0.10 on a basic and diluted basis for the prior year. The six month results include $706,250 in arbitration and litigation charges, which reduced net income by $0.07 per share on a diluted basis.

DISCUSSION OF RESULTS
Ken Plotkin, Hauppauge's Chief Executive Officer, stated, "The continued sales growth of our internal and external personal video recorders to the OEM and retail market, sales growth of European digital TV receivers and external TV tuner devices, coupled with the strengthening of the Euro, impacted positively on our gross profit and net income. Also in this quarter we concluded two legal proceedings, including the arbitration case with the estate of Kenneth Aupperle, one of the Company's original founders and former President. Although the non recurring arbitration and litigation expenses that resulted from the conclusion of these legal proceedings reduced our net income by about $706,000 and caused a $0.07 decrease in our diluted net income per share, we have put these proceedings behind us and can now commit more our energies on growing the business."

ABOUT HAUPPAUGE DIGITAL
-----------------------

     Hauppauge Digital, Inc. is a leading developer of analog and digital TV receiver products for the personal computer market. Through its Hauppauge Computer Works, Inc. and Hauppauge Digital Europe Sarl subsidiaries, the

Company designs and develops analog and digital TV receivers that allow PC users to watch television on their PC screen in a resizable window and enable the recording of TV shows to a hard disk, digital video editing, video conferencing, receiving of digital TV transmissions, and the display of digital media stored on a computer to a TV set via a home network. The Company is headquartered in Hauppauge, New York, with administrative offices in New York, Singapore, Ireland and Luxembourg and sales offices in Germany, London, Paris, The Netherlands, Sweden, Italy, Spain, Singapore and California. The Company's Internet web site can be found at http://www.hauppauge.com.


--------------------------------------------------------------------------------
     Certain statements in this Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those described in the Company's filings with the Securities and Exchange Commission, including, but not limited to, the Company's Annual Report on form 10-K for the fiscal year ended September 30, 2003.
--------------------------------------------------------------------------------


                           [ Financial Table Follows ]

                    HAUPPAUGE DIGITAL, INC. AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                   Three months ended March  31,
                                                   -----------------------------
                                                        2004             2003
                                                   -----------------------------

Net Sales                                           $16,804,283      $13,918,858
Cost  of Sales                                       11,873,313       10,549,386
                                                    -----------      -----------
 Gross Profit                                         4,930,970        3,369,472

Selling, General and  Administrative Expenses         3,223,769        2,724,472
Research & Development Expenses                         444,390          448,251

 Arbitration proceeding                                 206,250                -
 Litigation proceeding                                  500,000                -
                                                    -----------      -----------
    Income  from operations                             556,561          196,749

Other  Income:
  Interest   income                                       1,397            4,034
  Foreign currency                                       33,232           72,249
                                                    -----------      -----------
Other  income                                            34,629           76,283
                                                    -----------      -----------
   Income  before taxes on income                       591,190          272,032
Tax  provision                                           46,800           12,517
                                                    -----------      -----------
   Net income                                       $   544,390      $   260,515
                                                    ===========      ===========

Net income  per share:
 Basic and Diluted                                        $0.06            $0.03
                                                          =====            =====

Weighted average shares-basic                         8,901,734        8,862,774
Weighted average shares-diluted                       9,749,907        8,959,821

                    HAUPPAUGE DIGITAL, INC. AND SUBSIDIARIES
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                    Six  months ended March  31,
                                               ---------------------------------
                                                       2004            2003
                                               ---------------------------------

Net Sales                                           $35,034,581      $29,439,344
Cost  of Sales                                       25,521,988       22,148,910
                                               ---------------------------------
  Gross Profit                                        9,512,593        7,290,434

Selling, General and  Administrative Expenses         6,344,385        5,430,774
Research & Development Expenses                         854,664          941,324
Arbitration proceeding                                  206,250                -
Litigation proceeding                                   500,000                -
                                               ---------------------------------
  Income  from operations                             1,607,294          918,336

Other  Income:
 Interest   income                                        3,136           10,005
 Foreign currency                                        21,899           27,646
                                               ---------------------------------
Other  income                                            25,035           37,651
                                               ---------------------------------
   Income  before taxes on income                     1,632,329          955,987
Tax  provision                                           95,079           39,000
                                               ---------------------------------
   Net income                                        $1,537,250         $916,987
                                               =================================

Net income  per share:
 Basic                                                    $0.17            $0.10
 Diluted                                                  $0.16            $0.10
                                               =================================

Weighted average shares-basic                         8,891,135        8,860,578
Weighted average shares-diluted                       9,576,099        8,917,935



                    HAUPPAUGE DIGITAL, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                                                                    March 31,          September 30,
                                                                      2004                2003
                                                                   (Unaudited)          (Audited)
                                                                   ---------------------------------

Assets:

 Current Assets:
   Cash and cash  equivalents                                     $   6,535,122      $   5,838,160
   Receivables, net of  various allowances                            9,717,906          9,182,758
   Inventories                                                        9,557,603          5,474,374
   Prepaid expenses and other current assets                            679,503            546,328
                                                                  --------------------------------
     Total current assets                                            26,490,134         21,041,620

     Property, plant and equipment, net                                 458,310            532,516
     Security deposits and other non current assets                      76,216             76,216
                                                                  --------------------------------
                                                                  $  27,024,660      $  21,650,352
                                                                  ================================



Liabilities and  Stockholders'  Equity:

Current Liabilities:
 Accounts payable                                                 $   8,806,754      $   7,452,867
 Accrued expenses                                                     4,019,145          2,539,678
 Income taxes payable                                                   187,730            189,122
                                                                  --------------------------------
     Total current liabilities                                       13,013,629         10,181,667

Stockholders' Equity
  Common stock $.01 par value; 25,000,000 shares authorized,
   9,476,669 and 9,420,315  issued, respectively                         94,767             94,203
  Additional paid-in capital                                         12,410,791         12,302,119
  Retained earnings                                                   1,637,237             99,987
  Accumulated other comprehensive income                              1,365,452            469,592
  Treasury Stock, at cost, 542,067 shares                            (1,497,216)        (1,497,216)
                                                                  --------------------------------
     Total stockholders' equity                                      14,011,031         11,468,685
                                                                  --------------------------------
                                                                  $  27,024,660      $  21,650,352
                                                                  --------------------------------


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